SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October 2018

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F          X              Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes                                      No          X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

This Form 6-K consists of:

1.          An announcement regarding change of president and authorised representative, re-designation of directors and appointment of senior vice president of China Petroleum & Chemical Corporation (the “Registrant”);

2.          An announcement regarding list of directors and their roles and function of the Registrant; and

3.          A copy of third quarterly report of the Registrant;

Each made by the Registrant on October 30, 2018.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Change of President and Authorised Representative, Re-designation of Directors and Appointment of Senior Vice President

The Board hereby announces that with effect from 30 October 2018:

(1)          Mr. Dai Houliang, an Executive Director, has tendered his resignation as the President and authorised representative of the Company, and therefore has been re-designated as a Non-executive Director of the Company; and

(2)          Mr. Ma Yongsheng, an Executive Director, has been appointed as the President and authorised representative of the Company; and

(3)          Mr. Lei Dianwu and Mr. Chen Ge have been appointed as Senior Vice Presidents of the Company.

Change of President and Authorised Representative, Re-designation of Directors

The board of directors (the “Board”) of China Petroleum & Chemical Corporation (the “Company” or “Sinopec Corp.”) hereby announces that with effect from 30 October 2018, (1) Mr. Dai Houliang, an Executive Director, has tendered his resignation as the President and authorised representative of the Company due to the change of working arrangement, and therefore has been re-designated as a non-executive Director of the Company; and (2) Mr. Ma Yongsheng, an executive Director, has been appointed as the President and authorised representative of the Company.

Details of Mr. Dai Houliang and Mr. Ma Yongsheng are disclosed as follows:

Mr. Dai Houliang
Dai Houliang, aged 55. Mr. Dai is a professor level senior engineer with a Ph.D. degree and an academician of the Chinese Academy of Engineering. In December
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1997, he was appointed as Vice President of Yangzi Petrochemical Corporation. in April 1998, he served as Director and Vice President of Yangzi Petrochemical Co., Ltd. in July 2002, he served as Vice Chairman of Board of Directors, President of Yangzi Petrochemical Co., Ltd. and Director of Yangzi Petrochemical Corporation. in December 2003, he served as Chairman of Board of Directors and President of Yangzi Petrochemical Co., Ltd. and concurrently as Chairman of Board of Directors of Yangzi Petrochemical Corporation. in December 2004, he served concurrently as Chairman of Board of Directors of BASF-YPC Company Limited. in September 2005, he was appointed as Deputy CFO of Sinopec Corp. in November 2005, he was appointed as Vice President of Sinopec Corp. in May 2006, he served as Director, Senior Vice President and CFO of Sinopec Corp. in June 2008, he served as a member of the Leading Party Member Group of China Petrochemical Corporation. in August 2012, he was appointed concurrently as Chairman of Sinopec Great Wall Energy & Chemical Co., Ltd. in March 2013, he was appointed concurrently as Chairman of Sinopec Catalyst Co., Ltd. in May 2009, he was elected as Director and appointed as Senior Vice President of Sinopec Corp. in May 2016, he was appointed as the President and Deputy Secretary of the Leading Party Member Group of China Petrochemical Corporation. in August 2016, he was elected as the Vice Chairman of the Board and appointed as President of Sinopec Corp. in May 2018, He was elected as the Chairman of the Board of Sinopec Corp. Mr. Dai is an alternate member of the 19th Central Committee of the Communist Party of China.

Mr. Dai Houliang has tendered his resignation as the President and authorised representative of the Company, and therefore has been re-designated as a Non-executive Director of the Company. He will remain as the Chairman of the Board, the Chairman of the strategy committee, the nomination committee and the social responsibility management committee of the Company.

Save as disclosed above in the resume, Mr. Dai Houliang did not hold other directorships in other listed companies in the past three years, and does not have any relationship with any other directors, supervisors, senior management, substantial shareholders or controlling shareholders of Sinopec Corp. As the date of this announcement, Mr. Dai Houliang has no interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance and has not received any regulatory sanction imposed by the China Securities Regulatory Commission, or stock exchanges or any other government authority.

Mr. Dai Houliang will enter into a service contract with Sinopec Corp. for a term commencing on 30 October 2018 to the date when the term of the seventh session of the Board expires. As a Non-executive Director, Mr. Dai Houliang will not receive remunerations from Sinopec Corp.

Mr. Dai Houliang has confirmed that he has no disagreement with the Board and there are no other matters relating to the resignation that need to be brought to the attention of shareholders of the Company.

Mr. Dai Houliang had been carrying out the duty of due diligence during his tenure as President of the Company, and played a significant role in the Company’s production
2

and operation as well as in the sustainable development of the Company. The Board would like to express its gratitude to him for his hard working and outstanding contribution to the Company.

Mr. Ma Yongsheng
Ma Yongsheng, aged 57. Mr. Ma is a professor level senior engineer with a Ph.D. degree and an academician of the Chinese Academy of Engineering. In April 2002, he was appointed as Chief Geologist of Sinopec Southern Exploration and Production Company. in April 2006, he was appointed as Executive Deputy Manager (in charge of overall management), Chief Geologist of Sinopec Southern Exploration and Production Company. in January 2007, he was appointed as Manager and Party Secretary of CPC Committee of Sinopec Southern Exploration and Production Company. in March 2007, he served as General Manager and Deputy Party Secretary of CPC Committee of Sinopec Exploration Company. in May 2007, he was appointed as Deputy Commander of Sichuan-East China Gas Transmission Construction Project Headquarter of Sinopec Corp., General Manager and Deputy Secretary of CPC Committee of Sinopec Exploration Company. in May 2008, he was appointed as Deputy Director General of Exploration and Production Department of Sinopec Corp. (Director General Level) and Deputy Commander of Sichuan-East China Gas Transmission Construction Project Headquarter. in July 2010, he served as Deputy Chief Geologist of Sinopec Corp. in August 2013, he was appointed as Chief Geologist of Sinopec Corp. in December 2015, he served as Vice President of China Petrochemical Corporation and appointed as Senior Vice President of Sinopec Corp. in February 2016, he was elected as Director of Sinopec Corp. in January 2017, he was appointed as Member of the Leading Party Member Group of China Petrochemical Corporation. Mr. Ma is a member of the 13th National Committee of the Chinese People’s Political Consultative Conference.

Save as disclosed above in the resume, Mr. Ma Yongsheng did not held other directorships in other listed companies in the past three years, and does not have any relationship with any other directors, supervisors, senior management, substantial shareholders or controlling shareholders of Sinopec Corp. As the date of this announcement, Mr. Ma Yongsheng has no interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance and has not received any regulatory sanction imposed by the China Securities Regulatory Commission, or stock exchanges or any other government authority.

Mr. Ma Yongsheng will enter into a service contract with Sinopec Corp. for a term commencing on 30 October 2018 to May 2021. The remuneration of Mr. Ma Yongsheng as President of the Company will be determined according to the “Interim Measures for Administration of Remuneration Packages for Persons in Charge of Enterprises directly under the Central Government” and the specific amount of remuneration consists of annual base salary, annual performance-based salary and incentive during the tenure. The Company will disclose the remuneration of Mr. Ma Yongsheng during the reporting period in the annual report.

Other than those disclosed herein, there are no other matters in relation to the change of President and authorised representative, and re-designation of Directors which
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shall be disclosed to shareholders and/or to The Stock Exchange of Hong Kong Limited or matters which would require disclosure under rule 13.51(2)(h) to 13.51(2)(v) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board would like to welcome Mr. Ma Yongsheng to the new position.

Appointment of Senior Vice President

The Board hereby announces that Mr. Lei Dianwu and Mr. Chen Ge have been appointed as Senior Vice Presidents of the Company with effect from 30 October 2018.

The resume of Mr. Lei Dianwu is as follows:
Lei Dianwu, aged 56. Mr. Lei is a Professor level Senior Engineer with a university diploma. In October 1995, he was appointed as Vice President of Yangzi Petrochemical Corporation. in December 1997, he was appointed as Director General of Planning & Development Department in China Eastern United Petrochemical (Group) Co., Ltd. in May 1998, he was appointed as Vice President of Yangzi Petrochemical Corporation. in August 1998 he was appointed as Vice President of Yangzi Petrochemical Co., Ltd. in March 1999, he was appointed temporarily as Deputy Director General of Development & Planning Department of China Petrochemical Corporation. in February 2000, he was appointed as Deputy Director General of Development & Planning Department of Sinopec Corp. in March 2001, he was appointed as Director General of Development & Planning Department of Sinopec Corp. in March 2009, he was appointed as Assistant to President of China Petrochemical Corporation. in May 2009, he was appointed as Vice President of Sinopec Corp. in August 2013, he was appointed as the Chief Economist of China Petrochemical Corporation. in October 2015, he was appointed as Secretary to the Board of Directors of China Petrochemical Corporation. in June 2018, he was appointed as Director General of International Cooperation Department of Sinopec Corp.

The resume of Mr. Chen Ge is as follows:
Chen Ge, aged 56. Mr. Chen is a senior economist with a mater degree. In February 2000, he was appointed as Deputy Director General of the Board Secretariat of Sinopec Corp. in December 2001, he was appointed as Director General of the Board Secretariat of Sinopec Corp. in April 2003, he was appointed as Secretary to the Board of Directors of Sinopec Corp. from April 2005 to August 2013, he was appointed as Director General of Corporate Reform & Management Dept. of Sinopec Corp. in July 2010, he was appointed as Assistant to President of China Petrochemical Corporation. from December 2013 to December 2015, he was appointed temporarily as Deputy Secretary-General of Guizhou Provincial People's Government and a member of the Party Committee of Guizhou Provincial General Office. in November 2015, he was appointed as Employee’s Representative Director of China Petrochemical Corporation. in December 2017, he was appointed as Director General of Corporate Reform & Management Dept. of Sinopec Corp.
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The Board would like to take this opportunity to welcome Mr. Lei Dianwu and Mr. Chen Ge to serve as Senior Vice President of the Company.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Vice President and Secretary to the Board of Directors
Beijing, the PRC,
30 October 2018

As of the date of this announcement, directors of Sinopec Corp. are: Dai Houliang*, Li Yunpeng*, Yu Baocai*, Ma Yongsheng#, Ling Yiqun# , Liu Zhongyun# , Li Yong*, Tang Min+ , Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director
5

Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

List of Directors and their Roles and Function

The members of the board of directors (the “Board”) of China Petroleum & Chemical Corporation are set out below.

Executive Directors
•	Ma Yongsheng
•	Ling Yiqun
•	Liu Zhongyun

Non–Executive Directors
•	Dai Houliang (Chairman)
•	Li Yunpeng
•	Yu Baocai
•	Li Yong

Independent Non–Executive Directors
•	Tang Min
•	Fan Gang
•	Cai Hongbin
•	Ng, Kar Ling Johnny

There are five Board committees. The table below provides membership information of these committees on which each Board member serves.
Strategy Committee

Function	Name
Chairman	Dai Houliang
Member	Ma Yongsheng
Ling Yiqun
Liu Zhongyun
Fan Gang
Cai Hongbin

Audit Committee

Function	Name
Chairman	Ng, Kar Ling Johnny
Member	Tang Min
Cai Hongbin

Remuneration and Appraisal Committee

Function	Name
Chairman	Fan Gang
Member	Li Yunpeng
Ng, Kar Ling Johnny

Nomination Committee

Function	Name
Chairman	Dai Houliang
Member	Tang Min
Ng, Kar Ling Johnny

Social Responsibility Management Committee

Function	Name
Chairman	Dai Houliang
Member	Tang Min
Fan Gang

Beijing, 30 October 2018
As of the date of this announcement, directors of the Company are: Dai Houliang*, Li Yunpeng*, Yu Baocai*, Ma Yongsheng# , Ling Yiqun# , Liu Zhongyun# , Li Yong* , Tang Min+ , Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

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Announcement 3

China Petroleum & Chemical Corporation
The Third Quarterly Report for 2018

30 October 2018
Beijing, China

1	Important notice

1.1
The Board of Directors, the Supervisory Board of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) and its directors, supervisors and senior management warrant that there are no material omissions, misrepresentations or misleading statements contained in this report and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

1.2	The third quarterly report for 2018 (the “Quarterly Report”) was approved at the 4th meeting of the Seventh Session of the Board of Directors of Sinopec Corp. All the directors attended this meeting.

1.3
Mr. Dai Houliang, Chairman of the Board of Directors and President, Mr. Wang Dehua, Chief Financial Officer and Head of the Corporate Financial Department of Sinopec Corp. warrant the authenticity, accuracy and completeness of the financial statements contained in the Quarterly Report.

1.4	The financial statements in the Quarterly Report were not audited.

2	Basic information of Sinopec Corp.
2.1	Principal Financial Data and Indicators
2.1.1	Principal Financial Data and Indicators Prepared in Accordance with PRC Accounting Standards for Business Enterprises (“ASBE”)
 RMB million
Items	As of 30 September 2018	As of 31 December 2017	Changes from the end of last year to the end of the reporting period (%)
Total assets	1,662,760	1,595,504	4.2
Total equity attributable to equity shareholders of the Company	722,317	727,244	(0.7)

Items	Nine Months		Changes compare with the same period last year (%)
	2018	2017
Net cash flow from operating activities	137,919	111,193	24.0

Operating income	2,072,970	1,744,955	18.8
Net profit attributable to equity shareholders of the Company	59,980	38,373	56.3
Net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses	57,150	36,718	55.6
Weighted average return on net assets (%)	8.28	5.37	2.91 percentage points
Basic earnings per share (RMB)	0.495	0.317	56.3
Diluted earnings per share (RMB)	0.495	0.317	56.3

Extraordinary (gain)/loss items	Third Quarter 2018 RMB million	Nine Months 2018 RMB million
Net loss/(gain) on disposal of non-current assets	143	(75)
Donations	27	84
Government grants	(1,709)	(3,742)
Gains on holding and disposal of various investments	(525)	(993)
Other extraordinary income and expenses, net	549	763
Subtotal	(1,515)	(3,963)
Tax effect	338	994
Total	(1,177)	(2,969)
Equity shareholders of the Company	(1,021)	(2,830)
Minority interests	(156)	(139)
2.1.2	Principal financial data and indicators prepared in accordance with International Financial Reporting standards (“IFRS”)
RMB million
	As of 30 September 2018	As of 31 December 2017	Changes from the end of last year to the end of the reporting period (%)
Total assets	1,662,760	1,595,504	4.2
Equity attributable to equity shareholders of the Company	721,261	726,120	(0.7)

	Nine Months		Changes compare with the same period last year (%)
	2018	2017
Operating profit	85,865	55,757	54.0
Net profit attributable to equity shareholders of the Company	60,155	39,404	52.7
Basic earnings per share (RMB)	0.497	0.325	52.7
Diluted earnings per share (RMB)	0.497	0.325	52.7
Return on net assets (%)	8.34	5.51	2.83 percentage points
Net cash generated from operating activities	137,919	111,193	24.0

2.2	Total number of shareholders and top ten shareholders at the end of the reporting period

Total number of shareholders	444,254, including 438,434 shareholders of domestic A shares and 5,820 shareholders of overseas H shares.
Top ten shareholders (Top ten shareholders holding shares without selling restrictions)
Name of shareholders	Total number of shares held	Percentage (%)	Number of shares subject to pledge or lock-ups	Nature of shareholder
China Petrochemical Corporation	83,309,227,393	68.81	0	State-owned share
HKSCC (Nominees) Limited [1]	25,393,600,612	20.97	Unknown	H share
中国证券金融股份有限公司	2,607,552,057	2.15	0	A share
国新投资有限公司	1,241,918,354	1.03	0	A share
北京诚通金控投资有限公司	1,241,721,854	1.03	0	A share
香港中央结算有限公司	1,071,108,784	0.88	0	A share
中央汇金资产管理有限责任公司	322,037,900	0.27	0	A share
中国人寿保险股份有限公司－分红－个人分红－005L－FH002沪	137,083,192	0.11	0	A share
中国人寿保险股份有限公司－传统－普通保险产品－005L－CT001沪	109,690,765	0.09	0	A share
中国工商银行－上证50交易型开放式指数证券投资基金	92,194,730	0.08	0	A share
Note 1:
Sinopec Century Bright Capital Investment Limited, overseas wholly-owned subsidiary of China Petrochemical Corporation, holds 553,150,000 H shares, which is included in the total number of the shares held by HKSCC Nominees Limited.

Statement on the connected relationship or acting in concert among the aforementioned shareholders:

Apart from中国人寿保险股份有限公司－分红－个人分红－005L－FH002沪and中国人寿保险股份有限公司－传统－普通保险产品－005L－CT001沪which were both administrated by 中国人寿保险股份有限公司, Sinopec Corp. is not aware of any connected relationship or acting in concert among or between the above-mentioned shareholders.

2.3	Review of operating results

In the first three quarters of 2018, global economy recorded slow recovery, while China economy maintained an overall stable performance securing progress in its economic development with gross domestic product (GDP) up by 6.7% year on year. International crude oil prices fluctuated with upward trend. The average spot price of Platts Brent of the period increased by 39.0% year on year. While the domestic demand for oil products maintained steady growth, the market witnessed strong competition because of abundant supply. According to the statistics of NDRC, domestic consumption of refined oil products increased by 5.4% compared with the same period last year, among which gasoline consumption increased by 6.4%, consumption growth for kerosene and diesel was 9.2% and 3.7%, respectively. Domestic demand for natural gas recorded high growth rate, up by 18.0% compared with the same period last year. Domestic consumption of major chemicals maintained significant growth with consumption of ethylene equivalent up by 7.8% year on year, and gross margin for chemical products remained at a high level.
In accordance with ASBE, net profit attributable to equity shareholders of the Company was RMB 59.980 billion, up by 56.3% compared with the same period last year. In accordance with IFRS, net profit attributable to equity shareholders of the Company was RMB 60.155 billion, up by 52.7% compared with the same period last year.

Exploration and Production: With the recovery of crude oil price, the Company pursued efficient exploration and effective production to increase proved reserves. Our continuing efforts in exploration paid off with new oil and gas discoveries in Sichuan Basin, Tarim Basin, Yin’e Basin and southern Songliao Basin. In development, we adopted a profit-oriented approach to speed up the crude oil new production. We also accelerated natural gas development by enhancing production-supply-storage-marketing system building to realise synergy along the entire value chain. In the first three quarters, oil and gas production of the Company was 335.34 million barrels of oil equivalent, of which domestic crude oil production increased by 0.2% while natural gas grew by 5.9%. The Exploration and Production Segment’s operating loss narrowed by RMB 25.442 billion to RMB 1.081 billion compared with same period last year.
Exploration and Production	Unit	For nine-month period ended 30 September		Changes
		2018	2017	(%)
Oil and gas production[2]	million boe	335.34	332.63	0.8
Crude oil production	million barrels	216.49	220.21	(1.7)
China	million barrels	186.50	186.09	0.2
Overseas	million barrels	29.82	34.12	(12.6)
Natural gas production	billion cubic feet	713.77	674.15	5.9
Realised crude oil price	USD/barrel	65.12	47.05	38.4
Realised natural gas price	USD/thousand cubic feet	5.91	5.23	13.0
Note 2:
Conversion: for domestic production of crude oil, 1 tonne = 7.10 barrels. For overseas production of crude oil in 2017 1 tonne = 7.21 barrels, in 2018 1 tonne=7.20 barrels. For production of natural gas, 1 cubic meter = 35.31 cubic feet. 1 barrel of oil equivalent=6,000 cubic feet.

Refining: With the market-oriented approach, we optimised product mix to produce more gasoline and jet fuel, and the diesel-to-gasoline ratio further decreased. The GB VI refined oil products quality upgrading was constantly pushed forward. We allocated domestic and overseas resources as a whole and export of refined oil products was increased to help maintain high utilisation of refining facilities. Crude oil sourcing optimisation continued to lower our feedstock cost. We comprehensively optimised our production plans to ensure safe and reliable operations. The advantage of centralised marketing was given full play, and profitability of LPG, asphalt, and sulphur maintained at a high level. In the first three quarters, refinery throughput increased by 3.0% compared with the same period last year. Refined oil products production increased by 3.5%, among which gasoline up by 7.0%, kerosene up by 9.0% and diesel down by 1.8% compared with the same period last year. The Refining Segment realised an operating profit of RMB 54.680 billion, up by 24.7% compared with the same period last year.
Refining[3]	Unit	For nine-month period ended 30 September		Changes (%)
		2018	2017
Refinery throughput	million tonnes	182.74	177.46	3.0
Gasoline, diesel and kerosene production	million tonnes	116.13	112.20	3.5
Gasoline	million tonnes	45.74	42.73	7.0
Diesel	million tonnes	48.62	49.50	(1.8)
Kerosene	million tonnes	21.77	19.97	9.0
Light chemical feedstock	million tonnes	29.01	28.54	1.6
Light product yield	%	76.11	75.84	0.27 percentage points
Refining yield	%	94.98	94.76	0.22 percentage points
Note 3:	Including 100% production of domestic joint ventures.

Marketing and Distribution: Faced with the intensified marketing competition, the Company brought our advantages in integrated operation and distribution network into full play and coordinated internal and external resources. We proactively promoted precision marketing and differentiated marketing to achieve sustained growth in total domestic sales volume and retail business scale. We improved our environmental protection measures for our service station and revamped the storage and transportation facilities of refined oil products. We further promoted integration of fuel business and non-fuel business, perfected the system for self-owned brand products and accelerated the construction of integrated service stations. Our non-fuel business kept increasing rapidly. In the first three quarters, total sales volume of refined oil products was 148 million tonnes. Total domestic sales volume of refined oil products was 135 million tonnes, up by 1.3%. The operating revenues of non-fuel business reached RMB 24.250 billion, up by 13.4% compared with the same period last year. The Marketing and Distribution Segment realised an operating profit of RMB 23.389 billion, basically flat year on year.
Marketing and Distribution	Unit	For nine-month period ended 30 September		Changes (%)
		2018	2017
Total sales volume of refined oil products	million tonnes	147.78	150.23	(1.6)
Total domestic sales of refined oil products	million tonnes	135.02	133.26	1.3
Retail	million tonnes	90.82	90.67	0.2
Direct sales & Distribution	million tonnes	44.20	42.60	3.8
Throughput per station[4]	tonnes	3,953	3,935	0.5
Note 4:	Throughput per station was annualised.

Unit: stations
	As of 30 September 2018	As of 31 December 2017	Changes from the end of last year to the end of the reporting period (%)
Total number of Sinopec-branded service stations	30,643	30,633	0.03
Number of company-operated stations	30,637	30,627	0.03
Number of convenience stores	26,981	25,775	4.68

Chemicals: With the clients-oriented approach, we provided more products needed by the market through enhancing the dynamic optimisation of facilities and product chains and continued adjusting our product mix to reduce chemical feedstock cost and pressed ahead optimisation of product slate. We improved the coordination among mechanism combining production, marketing, research and application, advance new high-end products development, promotion and application. We put advantages of marketing network into full play and conducted differentiated and tailor-made measures to expand sales scale. We focused on value-added, green, and eco-friendly materials to satisfy clients’ requirement on high quality. In the first three quarters, ethylene production reached 8.784 million tonnes, up by 2.9% and chemical sales volume was 64.98 million tonnes, up by 12.8% compared with the same period last year. The differential ratio of synthetic fibre reached 90.4% and ratio of specialty products of synthetic resin reached 64.0%. The Chemicals Segment realised an operating profit of RMB 23.944 billion, up by 43.1% compared with the same period last year.

Chemicals[5]	Unit	For nine-month period ended 30 September		Changes (%)
		2018	2017
Ethylene	thousand tonnes	8,784	8,534	2.9
Synthetic resin	thousand tonnes	12,171	11,791	3.2
Synthetic rubber	thousand tonnes	646	642	0.6
Monomers and polymers for synthetic fibre	thousand tonnes	7,100	7,061	0.6
Synthetic fibre	thousand tonnes	940	923	1.8
Note 5:	Including 100% production of domestic joint ventures.

Capital expenditure: In the first three quarters, total capital expenditures were RMB 48.012 billion. Capital expenditures for the exploration and production segment were RMB 19.761 billion, mainly for oil and gas capacity building, Wen 23 Gas Storage Project, Erdos-Anping-Cangzhou Gas Pipeline Project, the first phase of Xinqi Pipeline Project as well as overseas projects. Capital expenditures for the refining segment were RMB 9.689 billion, mainly for the Zhongke integrated refining and chemical project, product mix optimisation of Zhenhai, Maoming and Tianjin, GB VI gasoline and diesel quality upgrading projects, and crude oil pipeline construction of

Rizhao-Puyang-Luoyang as well as other Pipeline Storage & Transportation construction. Capital expenditures for the marketing and distribution segment were RMB 9.712 billion, mainly for constructing refined oil products depots, pipelines and service stations and revamping of underground oil tanks, as well as other safety and environmental protection hazard removal projects. Capital expenditures for the chemicals segment were RMB 6.304 billion, mainly for integrated refining and basic chemical projects of Zhongke, Gulei, high-efficiency and environment-friendly aromatics project in Hainan, Zhong’an United Coal Chemical project and high-end value-added projects of Zhongsha PC, Yangzi EVA and Yizheng high-performance fibre. Capital expenditures for corporate and others were RMB 2.546 billion, mainly for R&D facilities and information technology application projects.
3	Significant events
3.1	Significant changes in major items contained in the consolidated financial statements prepared in accordance with ASBE and the reasons for such changes.
Items of Consolidated Balance Sheet	30 September 2018	31 December 2017	Increase/(decrease)		Major reasons for changes
			Amount	Percentage
	RMB million	RMB million	RMB million	(%)
Prepayments	10,463	4,901	5,562	113	Increase in the prepayment for land acquisition and fixed assets procurement of service stations.
Employee benefits payable	11,922	7,162	4,760	66
The increased base of social insurance, housing fund and enterprise annuity payment in 2018. As the Company improved its profit significantly, income of employee was increased accordingly in line with its incentive mechanism.

Tax Payable	43,349	71,940	(28,591)	(40)	Due to the time difference of tax payment, part of the unpaid tax from the end of last year had been paid during this reporting period.
Specific reserve	1,889	888	1,001	113	The provision of safety production fund.

Items of consolidated income statement	For nine-month period ended 30 September 2018	For nine-month period ended 30 September 2017	Increase/(decrease)		Main reasons for changes
			Amount	Percentage
	RMB million	RMB million	RMB million	(%)
Financial expenses	632	1,790	(1,158)	(64.7)	Increase in interest income from free cash flow operation as the Company strengthened cash flow management and optimised unused capital.
Impairment losses	728	7,090	(6,362)	(89.7)	The impairment losses of fixed assets decreased compared with the same period last year.
Tax expenses	20,923	12,996	7,927	61.0	Increase in taxable income and decrease in tax-exempt investment income compared with the same period last year

Items of consolidated cash flow statement	For nine-month period ended 30 September 2018	For nine-month period ended 30 September 2017	Increase/(decrease)		Main reasons for changes
			Amount	Percentage
	RMB million	RMB million	RMB million	(%)
Cash received from disposal of investments	49,695	894	48,801	99	Increase in proceeds from sales of financial assets which are measured at fair value and whose changes are recorded into current period profit or loss.
Cash received from returns on investments	7,338	4,922	2,416	67	Increase in investment income from associates and joint ventures.
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	8,490	530	7,960	106	Subsidiary companies received relocation compensation and land disposal income from government.
Other cash received relating to investing activities	55,003	31,589	23,414	55	Increase cash received from time deposits received at maturity compare with the same period last year.
Cash paid for dividends, profits distribution or interest	(85,928)	(41,494)	(44,434)	76	Increase of dividends.

3.2	This quarterly results announcement is published in both Chinese and English languages. In the event of any discrepancies, the Chinese version shall prevail.

By Order of the Board
 Chairman, President
Dai Houliang
 30 October 2018

4.	Appendix
4.1	Quarterly financial statements prepared under China Accounting Standards for Business Enterprises (“ASBE”)

Consolidated Balance Sheet
as at 30 September 2018
Prepared by: China Petroleum & Chemical Corporation

Units: million          Currency: RMB          Type: unaudited
Items	At 30 September 2018	At 31 December 2017
Current assets:
Cash at bank and on hand	228,938	165,004
Financial assets held for trading	7,418	51,196
Bills receivable and accounts receivable	105,194	84,701
Including: Bills receivable	15,570	16,207
Accounts receivable	89,624	68,494
Prepayments	10,463	4,901
Other receivables	25,653	16,467
Including: Interests receivable	1,340	431
Dividends receivable	271	366
Inventories	213,398	186,693
Other current assets	20,854	20,087
Total current assets	611,918	529,049
Non-current assets:
Available-for-sale financial assets	-	1,676
Long-term equity investments	140,055	131,087
Other equity instrument investments	1,496	-
Fixed assets	607,926	650,920
Construction in progress	123,180	118,645
Intangible assets	99,411	97,126
Goodwill	8,680	8,634
Long-term deferred expenses	14,443	14,720
Deferred tax assets	19,912	15,131
Other non-current assets	35,739	28,516
Total non-current assets	1,050,842	1,066,455
Total assets	1,662,760	1,595,504

Current liability:
Short-term loans	69,864	54,701
Bills payable and accounts payable	237,828	206,535
Advances from customers	-	120,734
Contract liabilities	138,257	-
Employee benefits payable	11,922	7,162
Taxes payable	43,349	71,940
Other payables	94,991	91,693
Including: Interest payable	1,191	723
Dividend payable	660	6,843
Non-current liabilities due within one year	24,342	26,681
Total current liabilities	620,553	579,446
Non-current liabilities:
Long-term loans	70,972	67,754
Debentures payable	31,977	31,370
Provisions	42,147	39,958
Deferred tax liabilities	5,906	6,466
Other non-current liabilities	28,480	16,440
Total non-current liabilities	179,482	161,988
Total liabilities	800,035	741,434
Shareholders’ equity:
Share capital	121,071	121,071
Capital reserve	119,549	119,557
Other comprehensive income	(1,677)	(4,413)
Specific reserve	1,889	888
Surplus reserves	199,682	199,682
Retained earnings	281,803	290,459
Total equity attributable to shareholders of the Company	722,317	727,244
Minority interests	140,408	126,826
Total shareholders’ equity	862,725	854,070
Total liabilities and shareholders’ equity	1,662,760	1,595,504
Dai Houliang	Wang Dehua
Chairman, President	Chief Financial Officer

Balance Sheet
as at 30 September 2018
Prepared by: China Petroleum & Chemical Corporation

Units: million          Currency: RMB         Type: unaudited
Items	At 30 September 2018	At 31 December 2017
Current assets:
Cash at bank and on hand	120,897	92,545
Financial assets held for trading	2,008	48,179
Bills receivable and accounts receivable	31,861	37,766
Including: Bills receivable	786	157
Accounts receivable	31,075	37,609
Prepayments	5,163	4,429
Other receivables	54,496	63,820
Including: Interest receivable	909	331
Dividend receivable	3,130	16,327
Inventories	50,379	44,933
Other current assets	17,152	27,189
Total current assets	281,956	318,861
Non-current assets:
Available-for-sale financial assets	-	395
Long-term equity investments	280,645	275,557
Other equity instrument investments	395	-
Fixed assets	301,903	329,814
Construction in progress	48,621	50,046
Intangible assets	8,383	8,340
Long-term deferred expenses	2,286	1,958
Deferred tax assets	10,636	6,834
Other non-current assets	9,717	10,690
Total non-current assets	662,586	683,634
Total assets	944,542	1,002,495
Current liabilities:
Short-term loans	13,751	17,330
Bills payable and accounts payable	96,194	86,604
Advances from customers	-	3,413
Contract liabilities	3,715	-
Employee benefits payable	7,167	4,854
Taxes payable	28,435	42,549
Other payables	129,731	143,274
Including: Dividend payable	944	576
Short-term debentures payable	21,298	19,539
Total current liabilities	300,291	317,563

Non-current liabilities:
Long-term loans	59,616	63,667
Debentures payable	20,000	20,000
Provisions	32,523	31,405
Other non-current liabilities	2,903	2,591
Total non-current liabilities	115,042	117,663
Total liabilities	415,333	435,226
Shareholders’ equity:
Share capital	121,071	121,071
Capital reserve	68,794	68,789
Other comprehensive income	210	196
Specific reserve	1,020	482
Surplus reserves	199,682	199,682
Retained earnings	138,432	177,049
Total shareholders’ equity	529,209	567,269
Total liabilities and shareholders’ equity	944,542	1,002,495
Dai Houliang	Wang Dehua
Chairman, President	Chief Financial Officer

Consolidated Income Statement
for the nine-month periods ended 30 September 2018
Prepared by: China Petroleum & Chemical Corporation
Units: million          Currency: RMB         Type: unaudited
Items	Three-month periods ended 30 September 2018	Three- month periods ended 30 September 2017	Nine-month periods ended 30 September 2018	Nine-month periods ended 30 September 2017
I. Operating income	772,718	579,118	2,072,970	1,744,955
II. Total Operating costs	749,631	564,133	1,989,444	1,694,797
Including: Operating costs	645,961	462,954	1,696,680	1,405,556
Taxes and surcharges	64,824	60,032	183,545	176,329
Selling and distribution expenses	15,057	14,173	42,718	40,128
General and administrative expenses	18,817	18,514	52,725	51,745
Research and development costs	1,641	2,572	5,721	5,244
Financial expenses	369	501	632	1,790
Exploration expenses, including dry holes	2,357	2,373	6,719	6,915
Impairment losses	591	3,014	728	7,090
Credit impairment losses	14	-	(24)	-
Add: Other income	1,628	1,292	3,477	2,613
Investment income	3,819	3,868	9,703	12,020
Gains from changes in fair value	926	162	476	531
Asset disposal (expense)/income	(143)	(121)	75	(219)

III. Operating profit	29,317	20,186	97,257	65,103
Add: Non-operating income	270	282	900	1,023
Less: Non-operating expenses	752	675	1,455	1,301
IV. Profit before taxation	28,835	19,793	96,702	64,825
Less: Income tax expense	6,337	4,081	20,923	12,996
V. Net profit	22,498	15,712	75,779	51,829
Classification by going concern:
(i) Continuous operating net profit	22,498	15,712	75,779	51,829
(ii) Termination of net profit	-	-	-	-

Classification by ownership:
(i) Equity shareholders of the Company	18,380	11,281	59,980	38,373
(ii) Minority interests	4,118	4,431	15,799	13,456
VI. Other comprehensive income	3,619	(2,083)	3,877	(3,193)
Items that may not be reclassified subsequently to profit or loss:
Changes in fair value of other equity instrument investments	3	-	(14)	-
Items that may be reclassified subsequently to profit or loss:
Other comprehensive income that can be converted into profit or loss under the equity method	(172)	(12)	(285)	265
Changes in fair value of available-for-sale financial assets	-	-	-	(7)
Cash flow hedges reserve	1,092	(766)	584	(604)
Foreign currency translation differences	2,696	(1,305)	3,592	(2,847)
VII. Total comprehensive income	26,117	13,629	79,656	48,636
Attributable to:
Equity shareholders of the Company	21,125	9,608	62,728	36,058
Minority interests	4,992	4,021	16,928	12,578
VIII. Earnings per share:
(i) Basic earnings per share (RMB/Share)	0.151	0.093	0.495	0.317
(ii) Diluted earnings per share (RMB/Share)	0.151	0.093	0.495	0.317
Dai Houliang	Wang Dehua
Chairman, President	Chief Financial Officer

Income Statement
for the nine-month periods ended 30 September 2018
Prepared by: China Petroleum & Chemical Corporation
Units: million          Currency: RMB         Type: unaudited
Items	Three- month periods ended 30 September 2018	Three- month periods ended 30 September 2017	Nine-month periods ended 30 September 2018	Nine-month periods ended 30 September 2017
I.Operating income	279,491	205,403	774,103	616,813
Less: Operating costs	220,145	151,418	589,706	457,921
Taxes and surcharges	43,702	40,001	126,747	117,325
Selling and distribution expenses	833	669	2,238	1,949
General and administrative expenses	9,269	9,049	26,079	26,052
Research and development costs	1,385	2,432	5,273	4,938
Financial expenses	322	642	1,711	2,037
Exploration expenses, including dry holes	2,232	2,348	6,405	6,491
Impairment losses	29	1,433	78	5,114
Credit impairment losses	(1)	-	(15)	-
Add: Other income	677	718	1,270	1,076
Investment income	7,925	2,869	17,786	11,742
Losses from changes in fair value	-	-	(171)	-
Asset disposal income	(27)	(25)	225	(143)

II. Operating profit	10,150	973	34,991	7,661
Add: Non-operating income	94	107	239	410
Less: Non-operating expenses	412	296	701	636
III. Profit before taxation	9,832	784	34,529	7,435
Less: Income tax expense	438	(402)	4,520	76
IV. Net profit	9,394	1,186	30,009	7,359
(i) Continuous operating net profit	9,394	1,186	30,009	7,359
(ii) Termination of net profit	-	-	-	-
V. Other comprehensive income	14	45	14	56
Items that may be reclassified subsequently to profit or loss

Other comprehensive loss that can be converted into profit or loss under the equity method	14	(10)	14	(21)
Cash flow hedges	-	55	-	77
VI. Total comprehensive income	9,408	1,231	30,023	7,415
Dai Houliang	Wang Dehua
Chairman, President	Chief Financial Officer

Consolidated Cash Flow Statement
for the nine-month periods ended 30 September 2018
Prepared by: China Petroleum & Chemical Corporation
Units: million          Currency: RMB         Type: unaudited
Items	Nine-month periods ended 30 September 2018	Nine-month periods ended 31 March 2017
I. Cash flows from operating activities:
Cash received from sale of goods and rendering of services	2,310,756	1,976,601
Refund of taxes and levies	1,208	1,475
Other cash received relating to operating activities	57,437	45,260
Sub-total of cash inflows	2,369,401	2,023,336
Cash paid for goods and services	(1,810,925)	(1,534,680)
Cash paid to and for employees	(49,995)	(44,390)
Payments of taxes and levies	(288,801)	(267,888)
Other cash paid relating to operating activities	(81,761)	(65,185)
Sub-total of cash outflows	(2,231,482)	(1,912,143)
Net cash flow from operating activities	137,919	111,193
II. Cash flows from investing activities:
Cash received from disposal of investments	49,695	894
Cash received from returns on investments	7,338	4,922
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	8,490	530
Net cash received from disposal of subsidiaries and other business entities	-	1
Other cash received relating to investing activities	55,003	31,589
Sub-total of cash inflows	120,526	37,936
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(54,464)	(43,992)
Cash paid for acquisition of investments	(10,551)	(4,914)
Net cash paid for the acquisition of subsidiaries and other business entities	(3,188)	(44)
Other cash paid relating to investing activities	(55,593)	(59,091)
Sub-total of cash outflows	(123,796)	(108,041)
Net cash flow from investing activities	(3,270)	(70,105)

III. Cash flows from financing activities:
Cash received from capital contributions	874	853
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	868	853
Cash received from borrowings	526,630	361,470
Sub-total of cash inflows	527,504	362,323
Cash repayments of borrowings	(517,451)	(371,045)
Cash paid for dividends, profits distribution or interest	(85,928)	(41,494)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(15,783)	(4,476)
Other cash paid relating to financing activities	(23)	-
Sub-total of cash outflows	(603,402)	(412,539)
Net cash flow from financing activities	(75,898)	(50,216)
IV. Effects of changes in foreign exchange rate	315	(188)
V. Net increase in cash and cash equivalents	59,066	(9,316)
Add: Initial balance of cash and cash equivalents	113,218	124,468
VI. Ending balance of cash and cash equivalents	172,284	115,152
Dai Houliang	Wang Dehua
Chairman, President	Chief Financial Officer

Cash Flow Statement
for the nine-month periods ended 30 September 2018
Prepared by: China Petroleum & Chemical Corporation
Units: million          Currency: RMB         Type: unaudited
Items	Nine-month periods ended 30 September 2018	Nine-month periods ended 31 March 2017
I. Cash flows from operating activities:
Cash received from sale of goods and rendering of services	902,672	726,478
Refund of taxes and levies	768	917
Other cash received relating to operating activities	18,654	33,412
Sub-total of cash inflows	922,094	760,807
Cash paid for goods and services	(626,237)	(478,741)
Cash paid to and for employees	(27,990)	(24,467)
Payments of taxes and levies	(184,068)	(168,152)
Other cash paid relating to operating activities	(10,499)	(25,730)
Sub-total of cash outflows	(848,794)	(697,090)
Net cash flow from operating activities	73,300	63,717
II. Cash flows from investing activities:
Cash received from disposal of investments	57,769	9,022
Cash received from returns on investments	30,145	14,025
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	477	706
Net cash received from disposal of subsidiaries and other business entities	-	1
Other cash received relating to investing activities	20,175	20,370
Sub-total of cash inflows	108,566	44,124
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(28,910)	(23,811)
Cash paid for acquisition of investments	(7,407)	(10,128)
Other cash paid relating to investing activities	(10,183)	(25,040)
Sub-total of cash outflows	(46,500)	(58,979)
Net cash flow from investing activities	62,066	(14,855)
III. Cash flows from financing activities:
Cash received from borrowings	98,500	85,212
Sub-total of cash inflows	98,500	85,212
Cash repayments of borrowings	(126,626)	(103,768)
Cash paid for dividends or interest	(68,911)	(36,164)
Sub-total of cash outflows	(195,537)	(139,932)
Net cash flow from financing activities	(97,037)	(54,720)
IV. Net increase in cash and cash equivalents	38,329	(5,858)
Add: Initial balance of cash and cash equivalents	72,309	88,120
V. Ending balance of cash and cash equivalents	110,638	82,262
Dai Houliang	Wang Dehua
Chairman, President	Chief Financial Officer

Segement Reporting
for the nine-month periods ended 30 September 2018
Prepared by: China Petroleum & Chemical Corporation
Units: million          Currency: RMB         Type: unaudited

Items	Nine-month periods ended 30 September 2018	Nine-month periods ended 31 March 2017
Income from principal operations
Exploration and production
External sales	62,271	48,701
Inter–segment sales	71,033	55,769
Subtotal	133,304	104,470
Refining
External sales	109,029	96,041
Inter–segment sales	820,020	636,726
Subtotal	929,049	732,767
Marketing and distribution
External sales	1,028,274	886,263
Inter–segment sales	4,092	2,567
Subtotal	1,032,366	888,830
Chemicals
External sales	344,753	272,418
Inter–segment sales	46,626	36,418
Subtotal	391,379	308,836
Corporate and others
External sales	480,879	398,780
Inter–segment sales	458,916	320,750
Subtotal	939,795	719,530
Elimination of inter–segment sales	(1,400,687)	(1,052,230)
Consolidated income from principal operations	2,025,206	1,702,203
Income from other operations
Exploration and production	6,656	5,707
Refining	3,774	3,454
Marketing and distribution	24,944	22,309
Chemicals	11,400	10,336
Corporate and others	990	946
Consolidated income from other operations	47,764	42,752

Consolidated operating income	2,072,970	1,744,955
Operating (loss)/ profit
By segment
Exploration and production	(2,017)	(27,592)
Refining	53,675	42,370
Marketing and distribution	23,784	23,070
Chemicals	23,280	16,462
Corporate and others	(7,124)	(1,150)
Elimination	(7,440)	(1,212)
Total segment operating profit	84,158	51,948
Investment income
Exploration and production	2,066	1,494
Refining	604	546
Marketing and distribution	1,848	2,208
Chemicals	4,795	6,634
Corporate and others	390	1,138
Total segment investment income	9,703	12,020
Financial expenses	(632)	(1,790)
Gain from changes in fair value	476	531
Gain/(loss) from asset disposal	75	(219)
Other income	3,477	2,613
Operating profit	97,257	65,103
Add: Non-operating income	900	1,023
Less: Non-operating expenses	1,455	1,301
Profit before taxation	96,702	64,825

4.2	Quarterly financial statements prepared under International Financial Reporting Standards (“IFRS”)
Consolidated Income Statement
for the nine-month periods ended 30 September 2018
Prepared by: China Petroleum & Chemical Corporation
Units: million          Currency: RMB         Type: unaudited
Items	Three-month periods ended 30 September 2018	Three-month periods ended 30 September 2017	Nine-month Periods ended 30 September 2018	Nine-month Periods ended 30 September 2017
Turnover and other operating revenues
Turnover	756,403	564,375	2,025,206	1,702,203
Other operating revenues	16,315	14,743	47,764	42,752
Subtotal	772,718	579,118	2,072,970	1,744,955
Operating expenses
Purchased crude oil, products and operating supplies and expenses	(619,364)	(434,997)	(1,614,161)	(1,322,025)
Selling, general and administrative expenses	(16,182)	(18,104)	(47,514)	(48,235)
Depreciation, depletion and amortisation	(28,146)	(27,454)	(80,048)	(82,671)
Exploration expenses, including dry holes	(2,357)	(2,373)	(6,719)	(6,915)
Personnel expenses	(17,656)	(17,446)	(54,996)	(48,774)
Taxes other than income tax	(64,824)	(60,032)	(183,545)	(176,329)
Other operating income/(expense), net	100	(2,264)	(122)	(4,249)
Total operating expenses	(748,429)	(562,670)	(1,987,105)	(1,689,198)
Operating profit	24,289	16,448	85,865	55,757
Finance costs
Interest expense	(2,053)	(1,870)	(6,025)	(5,849)
Interest income	2,022	1,437	5,529	3,894
Foreign currency exchange (losses)/gains, net	(338)	(68)	(136)	165
Net finance costs	(369)	(501)	(632)	(1,790)
Investment income	53	130	893	416
Share of profits less losses from associates and joint ventures	4,273	3,960	10,891	11,611

Profit before taxation	28,246	20,037	97,017	65,994
Income tax expense	(6,337)	(4,081)	(20,923)	(12,996)
Profit for the period	21,909	15,956	76,094	52,998
Attributable to:
Shareholders of the Company	17,769	11,489	60,155	39,404
Non–controlling interests	4,140	4,467	15,939	13,594
Profit for the period	21,909	15,956	76,094	52,998

Earnings per share:
Basic	0.147	0.094	0.497	0.325
Diluted	0.147	0.094	0.497	0.325

Consolidated of Comprehensive Income
for the nine-month periods ended 30 September 2018
Prepared by: China Petroleum & Chemical Corporation
Units: million          Currency: RMB         Type: unaudited
Item	Three month periods ended 30 September 2018	Three month periods ended 30 September 2017	Nine month periods ended 30 September 2018	Nine month periods ended 30 September 2017
Profit for the period	21,909	15,956	76,094	52,998
Other comprehensive income:	3,619	(2,083)	3,877	(3,193)
Items that maynot be reclassified subsequently to profit or loss
Financial assets at fair value through other comprehensive income	3	-	(14)	-
Items that may be reclassified subsequently to profit or loss
Cash flow hedges	1,092	(766)	584	(604)
Available-for-sale securities	-	0	-	(7)
Share of other comprehensive income of associates and joint ventures	(172)	(12)	(285)	265
Foreign currency translation differences	2,696	(1,305)	3,592	(2,847)
Total other comprehensive income	25,528	13,873	79,971	49,805
Attributable to:
Shareholders of the Company	20,514	9,816	62,903	37,089
Non-controlling interests	5,014	4,057	17,068	12,716

Consolidated Balance Sheet
for the nine-month periods ended 30 September 2018
Prepared by: China Petroleum & Chemical Corporation
Units: million          Currency: RMB         Type: unaudited
Items	As at 30 September 2018	At 31 December 2017
Non-current assets:
Property, plant and equipment, net	607,900	650,774
Construction in progress	123,180	118,645
Goodwill	8,680	8,634
Interest in associates	84,630	79,726
Interest in joint ventures	55,425	51,361
Available-for-sale financial assets	-	1,676
Financial assets at fair value through other comprehensive income	1,496	-
Deferred tax assets	19,912	15,131
Lease prepayments	60,420	58,526
Long–term prepayments and other assets	89,199	81,982
Total non-current assets	1,050,842	1,066,455
Current assets
Cash and cash equivalents	172,284	113,218
Time deposits with financial institutions	56,654	51,786
Financial assets at fair value through profit or loss	7,418	51,196
Trade accounts receivable	89,624	68,494
Bills receivable	15,570	16,207
Inventories	213,398	186,693
Prepaid expenses and other current assets	56,970	41,455
Total current assets	611,918	529,049

Current liabilities:
Short–term debts	56,326	55,338
Loans from Sinopec Group Company and fellow subsidiaries	37,880	25,311
Trade accounts payable	230,681	200,073
Contract liabilities	138,257	-
Bills payable	7,147	6,462
Other payables	140,072	279,247
Income tax payable	10,190	13,015
Total current liabilities	620,553	579,446
Net current liabilities	(8,635)	(50,397)
Total assets less current liabilities	1,042,207	1,016,058
Non-current liabilities
Long–term debts	54,883	55,804
Loans from Sinopec Group Company and fellow subsidiaries	48,066	43,320
Deferred tax liabilities	5,906	6,466
Provisions	42,147	39,958
Other long–term liabilities	29,589	17,620
Total non-current liabilities	180,591	163,168
Total net assets	861,616	852,890
Equity:
Share capital	121,071	121,071
Reserves	600,190	605,049
Total equity attributable to shareholders of the Company	721,261	726,120
Non-controlling interests	140,355	126,770
Total equity	861,616	852,890

Consolidated Statement of Cash Flows
for the nine-month periods ended 30 September 2018
Prepared by: China Petroleum & Chemical Corporation
Units: million          Currency: RMB         Type: unaudited
Items	Nine-month periods ended 30 September 2018	Nine-month periods ended 30 September 2017
Net cash generated from operating activities (a)	137,919	111,193
Investing activities
Capital expenditure	(50,466)	(40,238)
Exploratory wells expenditure	(3,998)	(3,754)
Purchase of investments, investments in associates and investments in joint ventures	(6,551)	(4,958)
Payments for financial assets at fair value through profit or loss	(4,000)	-
Proceeds from sale of financial assets at fair value through profit or loss	48,000	-
Payment for acquisition of subsidiary, net of cash acquired	(3,188)	-
Proceeds from disposal of investments and investments in associates	1,695	895
Proceeds from disposal of property, plant, equipment and other non–current assets	8,490	530
Increase in time deposits with maturities over three months	(53,357)	(58,841)
Decrease in time deposits with maturities over three months	50,080	30,119
Interest received	2,687	1,220
Investment and dividend income received	7,338	4,922
Net cash generated used in investing activities	(3,270)	(70,105)
Financing activities
Proceeds from bank and other loans	526,630	361,470
Repayments of bank and other loans	(517,451)	(371,045)
Contributions to subsidiaries from non–controlling interests	874	853
Dividends paid by the Company	(67,800)	(32,693)
Distributions by subsidiaries to non–controlling interests	(14,006)	(4,476)

Interest paid	(4,122)	(4,325)
Payments to non-controlling interests due to capital reduction of subsidiaries	(23)	-
Net cash used in financing activities	(75,898)	(50,216)
Net increase in cash and cash equivalents	58,751	(9,128)
Cash and cash equivalents at 1 January	113,218	124,468
Effect of foreign currency exchange rate changes	315	(188)
Cash and cash equivalents at 30 September	172,284	115,152

Note to consolidated statement of Cash Flows
for the nine-month periods ended 30 September 2018
Prepared by: China Petroleum & Chemical Corporation
Units: million          Currency: RMB         Type: unaudited
(a)	Reconciliation of profit before taxation to net cash generated from operating activities

Segment Reporting
for the nine-month periods ended 30 September 2018
Prepared by: China Petroleum & Chemical Corporation
Units: million         Currency: RMB         Type: unaudited
Items	Nine-month periods ended 30 September 2018	Nine-month periods ended 30 September 2017
Operating activities
Profit before taxation	97,017	65,994
Adjustments for:
Depreciation, depletion and amortisation	80,048	82,671
Dry hole costs written off	5,534	5,953
Share of profits from associates and joint ventures	(10,891)	(11,611)
Investment income	(893)	(416)
Interest income	(5,529)	(3,894)
Interest expense	6,025	5,849
Loss/(gain) on foreign currency exchange rate changes and derivative financial instruments	5,465	(1,131)
(Gain)/loss on disposal of property, plant, equipment and other non–currents assets, net	(75)	219
Impairment losses on assets	704	7,090
Operating profit before change of operating capital	177,405	150,724
Accounts receivable and other current assets	(81,391)	(3,608)
Inventories	(43,745)	(4,561)
Accounts payable and other current liabilities	115,295	(13,609)
Subtotal	167,564	128,946
Income tax paid	(29,645)	(17,753)
Net cash generated from operating activities	137,919	111,193

Items	Nine-month periods ended 30 September 2018	Nine-month periods ended 30 September 2017
Turnover
Exploration and production
External sales	62,271	48,701
Inter-segment sales	71,033	55,769
	133,304	104,470
Refining
External sales	109,029	96,041
Inter-segment sales	820,020	636,726
	929,049	732,767
Marketing and distribution
External sales	1,028,274	886,263
Inter-segment sales	4,092	2,567
	1,032,366	888,830
Chemicals
External sales	344,753	272,418
Inter-segment sales	46,626	36,418
	391,379	308,836
Corporate and others
External sales	480,879	398,780
Inter-segment sales	458,916	320,750
	939,795	719,530
Elimination of inter-segment sales	(1,400,687)	(1,052,230)
Turnover	2,025,206	1,702,203
Other operating revenues
Exploration and production	6,656	5,707
Refining	3,774	3,454
Marketing and distribution	24,944	22,309
Chemicals	11,400	10,336
Corporate and others	990	946
Other operating revenues	47,764	42,752
Turnover and other operating revenues	2,072,970	1,744,955

Result
Operating (loss)/ profit
By segment
– Exploration and production	(1,081)	(26,523)
– Refining	54,680	43,854
– Marketing and distribution	23,389	23,482
– Chemicals	23,944	16,727
– Corporate and others	(7,627)	(571)
– Elimination	(7,440)	(1,212)
Total segment operating profit	85,865	55,757
Share of profits from associates and joint ventures
– Exploration and production	2,064	1,446
– Refining	583	525
– Marketing and distribution	2,255	2,068
– Chemicals	4,733	6,430
– Corporate and others	1,256	1,142
Aggregate share of profits from associates and joint ventures	10,891	11,611
Investment income
– Exploration and production	2	48
– Refining	16	21
– Marketing and distribution	30	108
– Chemicals	36	204
– Corporate and others	809	35
Aggregate investment income	893	416
Net finance costs	(632)	(1,790)
Profit before taxation	97,017	65,994

4.3	Differences between Financial Statements prepared in accordance with the accounting policies complying with ASBE and IFRS (unaudited)

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s consolidated financial statements prepared in accordance with the accounting policies complying with ASBE and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, presentation or disclosures. Such information has not been subject to independent audit or review. The major differences are:

(i)	Government Grants

Under ASBE, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognised as deferred income and are transferred to the income statement over the useful life of these assets.

(ii)	Safety Production Fund

Under ASBE, safety production fund should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, payments are expensed as incurred, or capitalised as fixed assets and depreciated according to applicable depreciation methods.

Effects of major differences between the net profit under ASBE and the profit for the year under IFRS are analysed as follows:

Prepared by: China Petroleum & Chemical Corporation
Units: million         Currency: RMB         Type: unaudited
Items	Nine-month periods ended 30 September 2018	Nine-month periods ended 30 September 2017
Net profit under ASBE	75,779	51,829
Adjustments:
Government grants	71	83
Safety production fund	1,140	1,086
Others	(896)	-
Profit for the year under IFRS	76,094	52,998

Effects of major differences between the shareholders’ equity under ASBE and the total equity under IFRS are analysed as follows:
Units: million         Currency: RMB         Type: unaudited
Items	At 30 September 2018	At 31 December 2017
Shareholders' equity under ASBE	862,725	854,070
Adjustments:
Government grants	(1,109)	(1,180)
Total equity under IFRS	861,616	852,890

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date:  October 31, 2018